Exhibit 1

FOR IMMEDIATE RELEASE	30 OCTOBER 2017

WPP PLC (“WPP”)

WPP Health & Wellness invests in online community The Mighty in the US

WPP Health & Wellness, the company that unites WPP’s capabilities in the health and wellness field, has made an early-stage investment in Mighty Proud Media, Inc. (“The Mighty”), an online community platform for people facing health challenges and disabilities.

The Mighty employs approximately 30 people and is based in Burbank, CA, with an office in New York. It was founded in 2014 and is demonstrating strong engagement statistics, with more than one million community members and 90 million engagements with personal health stories and videos per month. WPP Health & Wellness participated in a Series A round of financing which was led by GGV Capital.

The Mighty is building a social network of support for all facets of living with chronic conditions through patient stories, treatment information, education resources, and connections among community members. Content is generated by community members, medical professionals, and an in-house editorial team. The Mighty was founded by Mike Porath, a former journalist at ABC News, NBC News, and The New York Times, who as the father of a child with a rare disease, saw the need for a health-specific community platform to connect people through shared experiences.

The investment demonstrates the Group’s commitment to developing the capabilities of WPP Health & Wellness, which was launched this year and is the first operating company to be branded as WPP. WPP Health & Wellness consists of healthcare specialist companies including Ogilvy CommonHealth, The Sudler Network, Grey Health Group I ghg and CMI/Compas. These companies generated revenues of over US$500 million and employed 2,500 people in 20016. WPP Health & Wellness exists to seamlessly integrate, for the benefit of clients, the Group’s significant resources both in professional pharmaceutical area and beyond in fast-moving consumer goods and other categories. Functions include advertising, media and data investment management, public relations and public affairs, branding and identity, healthcare specialty services and digital, direct and interactive.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239